SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

COVETRUS, INC.

(Name of the Issuer)

Covetrus, Inc.

Corgi Bidco, Inc.

Corgi Merger Sub, Inc.

CD&R VFC Holdings, L.P.

CD&R Corgi Holdings, L.P.

Clayton, Dubilier & Rice Fund IX, L.P.

Clayton, Dubilier & Rice Fund IX-A, L.P.

CD&R Advisor Fund IX, L.P.

CD&R Associates IX, L.P.

CD&R Investment Associates IX, Ltd.

Clayton, Dubilier & Rice Fund XI, L.P.

CD&R Associates XI, L.P.

CD&R Investment Associates XI , Ltd.

Clayton, Dubilier & Rice, LLC

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

22304C100

(CUSIP Number of Class of Securities)

Covetrus, Inc. 7 Custom House Street Portland, ME 04101 (888) 280-2221 Attn: Margaret B. Pritchard

Corgi Bidco, Inc.

Corgi Merger Sub, Inc.

CD&R VFC Holdings, L.P.

CD&R Corgi Holdings, L.P.

Clayton, Dubilier & Rice Fund IX, L.P.

Clayton, Dubilier & Rice Fund IX-A, L.P.

CD&R Advisor Fund IX, L.P.

CD&R Associates IX, L.P.

CD&R Investment Associates IX, Ltd.

Clayton, Dubilier & Rice Fund XI, L.P.

CD&R Associates XI, L.P.

CD&R Investment Associates XI , Ltd.

Clayton, Dubilier & Rice, LLC

c/o Clayton, Dubilier & Rice, LLC

375 Park Avenue, 18th Floor

New York, NY 10152

(212) 407-5227

Attn: Rima Simson

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000 Attn: Michael J. Aiello; Amanda Fenster	Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000 Attn: Paul S. Bird

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,045,288,412	$282,298.24

*

For purposes of calculating the fee only, as of June 17, 2022, this amount is based upon the sum of: (a) the product of 139,825,101 shares of common stock outstanding and the per share merger consideration of $21.00; (b) the product of 843,454 shares of common stock underlying outstanding options and $11.15 (which is the difference between the per share merger consideration of $21.00 and the weighted average exercise price of the outstanding options of $9.85); (c) the product of 3,780,018 shares of common stock underlying outstanding restricted stock units and the per share merger consideration of $21.00; and (d) the product of 960,781 shares of common stock underlying outstanding performance restricted stock units and the per share merger consideration of $21.00.

**	Determined by multiplying $3,041,065,868 by 0.0000927.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $282,298.24	Filing Party: Covetrus, Inc.

Form or Registration No.: Schedule 14A (File No. 001-38794)	Date Filed: June 30, 2022

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 1 to the Transaction Statement on Schedule 13e-3 (as originally filed on June 30, 2022 and, together with all exhibits thereto and hereto, this “Amended Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Covetrus, Inc. (“Covetrus” or the “Company”), (2) Corgi Bidco, Inc., a Delaware corporation (“Parent”), (3) Corgi Merger Sub, Inc. (“Merger Sub”), a Delaware corporation, (4) CD&R Corgi Holdings, L.P., a Cayman Islands exempted limited partnership, (5) Clayton, Dubilier & Rice Fund XI, L.P., a Cayman Islands exempted limited partnership (“CD&R Fund XI”), (6) CD&R Associates XI, L.P., a Cayman Islands exempted limited partnership, (7) CD&R Investment Associates XI, Ltd., a Cayman Islands exempted company, (8) CD&R VFC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R VFC Holdings”), (9) Clayton, Dubilier & Rice Fund IX, L.P., a Cayman Islands exempted limited partnership, (10) Clayton, Dubilier & Rice Fund IX-A, L.P., a Cayman Islands exempted limited partnership, (11) CD&R Advisor Fund IX, L.P., a Cayman Islands exempted limited partnership, (12) CD&R Associates IX, L.P., a Cayman Islands exempted limited partnership, (13) CD&R Investment Associates IX, Ltd., a Cayman Islands exempted company, and (14) Clayton, Dubilier & Rice, LLC, a Delaware limited liability company (“CD&R”) (each of (1) through (14) a “Filing Person,” and collectively, the “Filing Persons”). Parent and Merger Sub are subsidiaries of investment funds managed by CD&R. CD&R VFC Holdings, an affiliate of CD&R, owns approximately 24.15% of the issued and outstanding shares of Company common stock, par value $0.01 per share (which we refer to as a “share” or, collectively, “shares”).

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 24, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. In connection with the Merger Agreement, each of CD&R Fund XI (an affiliate of CD&R), TPG Partners VIII, L.P. and TPG Healthcare Partners, L.P. have entered into equity commitment letters with Parent (the “Equity Commitment Letters”), pursuant to which they have agreed to provide equity commitments to Parent in an aggregate amount of $1.604 billion, and have entered into limited guarantees (as amended from time to time, the “Limited Guarantees”) with the Company with respect to the payment of a termination fee that may be payable by Parent to the Company under the Merger Agreement, as well as certain reimbursement obligations that may be owed by Parent pursuant to the Merger Agreement, in each case, subject to the terms of the Merger Agreement, the Equity Commitment Letters and the Limited Guarantees, as applicable.

Concurrently with the execution of the Merger Agreement on May 24, 2022, and as a condition and inducement to Parent, Merger Sub and the Company’s willingness to enter into the Merger Agreement, the Company, CD&R VFC Holdings and Parent entered into a Support and Rollover Agreement (the “Support and Rollover Agreement”) with respect to Company common stock owned of record or beneficially by CD&R VFC Holdings. Pursuant to the Support and Rollover Agreement, CD&R VFC Holdings has agreed to, and agreed to cause its applicable affiliates to, affirmatively vote or cause to be voted all of its shares of Company common stock (a) in favor of (“for”) (i) approval of the Merger (as defined below), (ii) the adoption of the Merger Agreement and (iii) each of the other actions contemplated by the Merger Agreement or necessary or desirable to further any other transactions contemplated by the Merger Agreement (including, for the avoidance of doubt, any proposal to adjourn the applicable meeting that the Board supports as long as such adjournment is in compliance with the terms of the Merger Agreement) and (b) against any action or agreement that could reasonably be expected to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled. In the event the Board (acting upon the recommendation of the Transaction Committee) or the Transaction Committee has made a change of recommendation against the Merger and the adoption of the Merger Agreement, CD&R VFC Holdings may vote its shares with respect to the above matters in any manner it chooses.

Further, pursuant to the Support and Rollover Agreement, CD&R VFC Holdings has agreed to transfer, directly or indirectly, its shares of Company common stock, which otherwise would be converted into the right to receive Merger Consideration in cash, to Parent (or its parent company), immediately prior to the Effective Time, in exchange for newly issued equity interests of Parent (or its parent company), with an aggregate value equal to the aggregate amount of the Merger Consideration that would have been payable to CD&R VFC Holdings in respect of its shares of Company common stock.

If the Merger Agreement is adopted by the Company’s stockholders and the other conditions under the Merger Agreement are either satisfied or waived, Merger Sub will be merged with and into the Company (which we refer to as the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”), the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. At the effective time of the Merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares of Company common stock (i) owned by Parent or Merger Sub or any of their respective subsidiaries (including the shares to be transferred by CD&R VFC Holdings, directly or indirectly, to Parent immediately prior to the Effective Time), (ii) owned by Covetrus as treasury stock and (iii) owned by Covetrus stockholders who have perfected and not withdrawn a demand for appraisal rights in accordance with Section 262 of the Delaware General Corporation Law of the State of Delaware) will be converted into the right to receive $21.00 in cash, without interest thereon. Following the completion of the Merger, Covetrus will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent.

In addition, CD&R VFC Holdings agreed to not take certain actions, including not (i) tendering any of its shares of Company common stock into any tender or exchange offer, (ii) transferring any of its shares of Company common stock, (iii) granting any proxies or powers of attorney or (iv) taking any action that would make any representation or warranty of CD&R VFC Holdings contained in the Support and Rollover Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling CD&R VFC Holdings from performing its obligations under the Support and Rollover Agreement in any material respect.

Concurrently with the filing of this Amended Transaction Statement, the Company is filing with the SEC Amendment No. 1 to the proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors (the “Board”) is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is incorporated herein by reference as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

The transaction committee (the “Transaction Committee”) of the Board, consisting solely of non-management members of the Board that are unaffiliated with CD&R or its affiliates, evaluated the Merger in consultation with the Company’s management and legal and financial advisors. The Transaction Committee unanimously (i) approved and declared advisable the Merger Agreement and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and (iii) recommended to the Board to adopt and declare advisable the Merger Agreement and the Transactions, including the Merger, and recommend to the stockholders of the Company the adoption of the Merger Agreement. The Board, other than Ravi Sachdev and Sandra Peterson, who recused themselves due to their affiliation with CD&R, acting upon the recommendation of the Transaction Committee, unanimously (i) approved and declared advisable the Merger Agreement and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (iii) directed that the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company and (iv) resolved to recommend that the stockholders of the Company adopt the Merger Agreement. Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Amended Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) Name and address. Covetrus’ name, and the address and telephone number of its principal executive offices are:

Covetrus, Inc.

7 Custom House Street

Portland, ME 04101

(888) 280-2221

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger—What do I need to do now? How many votes do I have?”

“The Special Meeting—Record Date and Quorum”

“Market Price and Dividend Data”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price and Dividend Data”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Market Price and Dividend Data”

“The Merger Agreement—Covenants Regarding Conduct of Business by Covetrus Prior to Merger”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a) – (b) Name and Address of Each Filing Person; Business and Background of Entities.

“Summary Term Sheet—The Parties”

“Parties to the Merger”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding the CD&R Entities”

“Where You Can Find More Information”

(c) Business and Background of Natural Persons.

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding the CD&R Entities”

“Where You Can Find More Information”

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) Material terms.

(1) Tender offers. Not applicable.

(2) Mergers or Similar Transactions.

(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Effective Time of the Merger”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Conditions to the Merger”

(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Merger Consideration Received by Covetrus Stockholders”

“The Merger Agreement—Treatment of Outstanding Equity Awards; Company ESPP”

(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Certain Financial Projections Utilized in Connection with the Merger”

(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Merger Agreement—Obligations with Respect to this Proxy Statement, Schedule 13e-3 and the Special Meeting”

“The Special Meeting—Vote Required for Approval”

(v) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Accounting Treatment”

(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

“The Merger Agreement—Merger Consideration Received by Covetrus Stockholders”

“The Merger Agreement—Treatment of Outstanding Equity Awards; Company ESPP”

“Support and Rollover Agreement”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“The Merger Agreement—Treatment of Outstanding Equity Awards; Company ESPP”

“The Merger Agreement—Merger Consideration Received by Covetrus Stockholders”

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantees”

“The Merger Agreement”

“Support and Rollover Agreement”

Annex A—Agreement and Plan of Merger, dated as of May 24, 2022, by and among Corgi Bidco, Inc., Corgi Merger Sub, Inc., and Covetrus, Inc.

Annex B—Support and Rollover Agreement, dated as of May 24, 2022, by and among Covetrus, Inc., CD&R VFC Holdings, L.P. and Corgi BidCo, Inc.

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantees”

“The Merger Agreement”

“Support and Rollover Agreement”

“The Special Meeting—Vote Required for Approval”

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Annex A—Agreement and Plan of Merger, dated as of May 24, 2022, by and among Corgi Bidco, Inc., Corgi Merger Sub, Inc., and Covetrus, Inc.

Annex B—Support and Rollover Agreement, dated as of May 24, 2022, by and among Covetrus, Inc., CD&R VFC Holdings, L.P. and Corgi BidCo, Inc.

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Consequences if the Merger is Not Completed”

“The Merger Agreement—Merger Consideration Received by Covetrus Stockholders”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Market Price and Dividend Data”

“Delisting and Deregistration of Common Stock”

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Consequences if the Merger Is Not Completed”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantees”

“Support and Rollover Agreement”

“The Merger Agreement—Organizational Documents; Directors and Officers”

“The Merger Agreement—Merger Consideration Received by Covetrus Stockholders”

“The Merger Agreement—Treatment of Outstanding Equity Awards; Company ESPP”

“The Merger Agreement—Covenants Regarding Conduct of Business by Covetrus Prior to Merger”

“Market Price and Dividends Data”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger, dated as of May 24, 2022, by and among Corgi Bidco, Inc., Corgi Merger Sub, Inc., and Covetrus, Inc.

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Certain Financial Projections Utilized in Connection with the Merger”

“Special Factors—Certain Effects of the Merger”

Annex C—Opinion of Goldman Sachs & Co. LLC

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Consequences if the Merger is Not Completed”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Payment of Merger Consideration”

“The Merger Agreement—Organizational Documents; Directors and Officers”

“The Merger Agreement—Merger Consideration Received by Covetrus Stockholders”

“The Merger Agreement—Treatment of Outstanding Equity Awards; Company ESPP”

“The Merger Agreement—Covenants Regarding Conduct of Business by Covetrus Prior to Merger”

“Market Price and Dividend Data”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger, dated as of May 24, 2022, by and among Corgi Bidco, Inc., Corgi Merger Sub, Inc., and Covetrus, Inc.

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Special Factors—Certain Effects of the Merger”

Annex C—Opinion of Goldman Sachs & Co. LLC

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“The Merger Agreement—Obligations with Respect to this Proxy Statement, Schedule 13e-3 and the Special Meeting”

“The Merger Agreement—Conditions to the Merger”

“The Special Meeting—Vote Required for Approval”

Annex A—Agreement and Plan of Merger, dated as of May 24, 2022, by and among Corgi Bidco, Inc., Corgi Merger Sub, Inc., and Covetrus, Inc.

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Provisions for Unaffiliated Stockholders”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Transaction Committee and the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated May 23, 2022, are attached hereto as Exhibit (c)(2) and are incorporated herein by reference.

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated September 30, 2021, are attached hereto as Exhibit (c)(3) and are incorporated herein by reference.

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated October 25, 2021, are attached hereto as Exhibit (c)(4) and are incorporated herein by reference.

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated December 3, 2021, are attached hereto as Exhibit (c)(5) and are incorporated herein by reference.

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated December 9, 2021, are attached hereto as Exhibit (c)(6) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Transaction Committee, dated December 23, 2021, are attached hereto as Exhibit (c)(7) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Transaction Committee, dated January 11, 2022, are attached hereto as Exhibit (c)(8) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Transaction Committee, dated February 4, 2022, are attached hereto as Exhibit (c)(9) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated February 15, 2022, are attached hereto as Exhibit (c)(10) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated March 17, 2022, are attached hereto as Exhibit (c)(11) and are incorporated herein by reference.

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Transaction Committee, dated March 22, 2022, are attached hereto as Exhibit (c)(12) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated April 7, 2022, are attached hereto as Exhibit (c)(13) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated April 20, 2022, are attached hereto as Exhibit (c)(14) and are incorporated herein by reference.

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated May 17, 2022, are attached hereto as Exhibit (c)(15) and are incorporated herein by reference.

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“Proposal 1: The Merger Agreement Proposal”

(f) Other offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Opinion of Goldman Sachs & Co. LLC”

“Where You Can Find More Information”

Annex C—Opinion of Goldman Sachs & Co. LLC

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Transaction Committee and the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated May 23, 2022, are attached hereto as Exhibit (c)(2) and are incorporated herein by reference.

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated September 30, 2021, are attached hereto as Exhibit (c)(3) and are incorporated herein by reference.

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated October 25, 2021, are attached hereto as Exhibit (c)(4) and are incorporated herein by reference.

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated December 3, 2021, are attached hereto as Exhibit (c)(5) and are incorporated herein by reference.

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated December 9, 2021, are attached hereto as Exhibit (c)(6) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Transaction Committee, dated December 23, 2021, are attached hereto as Exhibit (c)(7) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Transaction Committee, dated January 11, 2022, are attached hereto as Exhibit (c)(8) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Transaction Committee, dated February 4, 2022, are attached hereto as Exhibit (c)(9) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated February 15, 2022, are attached hereto as Exhibit (c)(10) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated March 17, 2022, are attached hereto as Exhibit (c)(11) and are incorporated herein by reference.

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Transaction Committee, dated March 22, 2022, are attached hereto as Exhibit (c)(12) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated April 7, 2022, are attached hereto as Exhibit (c)(13) and are incorporated herein by reference.

Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated April 20, 2022, are attached hereto as Exhibit (c)(14) and are incorporated herein by reference.

Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated May 17, 2022, are attached hereto as Exhibit (c)(15) and are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Covetrus during its regular business hours by any interested equity security holder of Covetrus or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) – (b) Source of funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“Support and Rollover Agreement’

“Special Factors—Limited Guarantees”

“The Merger Agreement—Financing Cooperation”

Debt Commitment Letter, dated May 24, 2022, by and among Corgi Bidco, Inc. and Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp. and Mizuho Bank Ltd., is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

Joinder to the Debt Commitment Letter, dated June 15, 2022, by and among Corgi Bidco, Inc. and The Toronto-Dominion Bank, New York Branch, Santander Bank, N.A., ING Capital LLC, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp. and Mizuho Bank Ltd., is attached hereto as Exhibit (b)(2) and is incorporated herein by reference.

Second Lien Debt Commitment Letter, dated June 30, 2022, by and among Corgi Bidco, Inc., Owl Rock Capital Advisors LLC, Owl Rock Capital Corporation, The Toronto-Dominion Bank, New York Branch, Santander Bank, N.A., ING Capital LLC, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp. and Mizuho Bank Ltd., is attached hereto as Exhibit (b)(3) and is incorporated herein by reference.

Equity Commitment Letter, dated May 24, 2022, by and between Clayton, Dubilier & Rice Fund XI, L.P. and Corgi Bidco, Inc., is attached hereto as Exhibit (b)(4) and is incorporated herein by reference.

Equity Commitment Letter, dated May 24, 2022, by and between TPG Partners VIII, L.P. and Corgi Bidco, Inc., is attached hereto as Exhibit (b)(5) and is incorporated herein by reference.

Equity Commitment Letter, dated May 24, 2022, by and between TPG Healthcare Partners, L.P. and Corgi Bidco, Inc., is attached hereto as Exhibit (b)(6) and is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination of the Merger Agreement”

“The Merger Agreement—Effect of Termination”

“The Merger Agreement—Termination Fees”

“The Merger Agreement—Expenses”

(d) Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing of the Merger”

“The Merger Agreement—Financing Cooperation”

Debt Commitment Letter, dated May 24, 2022, by and among Corgi Bidco, Inc. and Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp. and Mizuho Bank Ltd., is attached hereto as Exhibit (b)(1) and is incorporated herein by reference.

Joinder to the Debt Commitment Letter, dated June 15, 2022, by and among Corgi Bidco, Inc. and The Toronto-Dominion Bank, New York Branch, Santander Bank, N.A., ING Capital LLC, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp. and Mizuho Bank Ltd., is attached hereto as Exhibit (b)(2) and is incorporated herein by reference.

Second Lien Debt Commitment Letter, dated June 30, 2022, by and among Corgi Bidco, Inc., Owl Rock Capital Advisors LLC, Owl Rock Capital Corporation, The Toronto-Dominion Bank, New York Branch, Santander Bank, N.A., ING Capital LLC, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp. and Mizuho Bank Ltd., is attached hereto as Exhibit (b)(3) and is incorporated herein by reference.

Equity Commitment Letter, dated May 24, 2022, by and between Clayton, Dubilier & Rice Fund XI, L.P. and Corgi Bidco, Inc., is attached hereto as Exhibit (b)(4) and is incorporated herein by reference.

Equity Commitment Letter, dated May 24, 2022, by and between TPG Partners VIII, L.P. and Corgi Bidco, Inc., is attached hereto as Exhibit (b)(5) and is incorporated herein by reference.

Equity Commitment Letter, dated May 24, 2022, by and between TPG Healthcare Partners, L.P. and Corgi Bidco, Inc., is attached hereto as Exhibit (b)(6) and is incorporated herein by reference.

Support and Rollover Agreement, dated as of May 24, 2022, by and among Covetrus, Inc., CD&R VFC Holdings, L.P. and Corgi BidCo, Inc. is attached hereto as Exhibit (d)(5) and is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Directors and Executive Officers in the Merger”

”Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

“Intent to Vote in Favor of the Merger”

“The Special Meeting—CD&R VFC Holdings’ Obligation to Vote in Favor of the Merger”

“The Special Meeting—Vote Required for Approval”

“Support and Rollover Agreement”

Annex B—Support and Rollover Agreement, dated as of May 24, 2022, by and among Covetrus, Inc., CD&R VFC Holdings, L.P. and Corgi BidCo, Inc.

(e) Recommendations of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the CD&R Entities as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Purpose and Reasons of the CD&R Entities for the Merger”

Item 13. Financial Information

Regulation M-A Item 1010

(a) Financial statements. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2021, 2020 and 2019 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on February 28, 2022 (see “Item 8. Financial Statements and Supplementary Data” beginning on page 48). The unaudited consolidated financial statements of the Company for the three months ended March 31, 2022 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2022, filed on May 5, 2022 (see “Item 1. Condensed Consolidated Financial Statements” beginning on page 4) and the unaudited consolidated financial statements of the Company for the three months ended June 30, 2022 are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2022, filed on August 4, 2022 (see “Item 1. Condensed Consolidated Financial Statements” beginning on page 4).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Financial Projections Utilized in Connection with the Merger”

“Other Important Information Regarding the Company—Book Value per Share”

“Where You Can Find More Information”

(b) Pro forma information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Certain Financial Projections Utilized in Connection with the Merger”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Interests of Directors and Executive Officers in the Merger”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

Regulation M-A Item 1011

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Directors and Executive Officers in the Merger—Golden Parachute Compensation”

“The Merger Agreement—Treatment of Outstanding Equity Awards; Company ESPP”

“The Merger Agreement—Merger Consideration Received by Covetrus Stockholders”

“The Special Meeting—Date, Time and Place of the Special Meeting”

“The Special Meeting—Purpose of the Special Meeting”

“Proposal 2: Merger-Related Compensation Proposal”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Preliminary Proxy Statement of Covetrus, Inc. (the “Proxy Statement”) (incorporated herein by reference to Amendment No. 1 to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card (incorporated herein by reference to Annex E of the Proxy Statement).

(a)(3) Letter to Covetrus, Inc. Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated May 25, 2022 (filed as Exhibit 99.1 to Covetrus, Inc.’s Current Report on Form 8-K, filed May 25, 2022 and incorporated herein by reference).

(b)(1) Debt Commitment Letter, dated May 24, 2022, by and among Corgi Bidco, Inc. and Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp. and Mizuho Bank Ltd.**

(b)(2) Joinder to the Debt Commitment Letter, dated June 15, 2022, by and among Corgi Bidco, Inc. and The Toronto-Dominion Bank, New York Branch, Santander Bank, N.A., ING Capital LLC, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp. and Mizuho Bank Ltd.*

(b)(3) Second Lien Debt Commitment Letter, dated June 30, 2022, by and among Corgi Bidco, Inc., Owl Rock Capital Advisors LLC, Owl Rock Capital Corporation, The Toronto-Dominion Bank, New York Branch, Santander Bank, N.A., ING Capital LLC, Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch, UBS AG, Stamford Branch, UBS Securities LLC, Bank of Montreal, BMO Capital Markets Corp. and Mizuho Bank Ltd.

(b)(4) Equity Commitment Letter, dated May 24, 2022, by and between Clayton, Dubilier & Rice Fund XI, L.P. and Corgi Bidco, Inc.*

(b)(5) Equity Commitment Letter, dated May 24, 2022, by and between TPG Partners VIII, L.P. and Corgi Bidco, Inc.*

(b)(6) Equity Commitment Letter, dated May 24, 2022, by and between TPG Healthcare Partners, L.P. and Corgi Bidco, Inc.*

(c)(1) Opinion of Goldman Sachs & Co. LLC, dated May 24, 2022 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Transaction Committee and the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated May 23, 2022.*

(c)(3) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated September 30, 2021.

(c)(4) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated October 25, 2021.

(c)(5) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated December 3, 2021.

(c)(6) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated December 9, 2021.

(c)(7) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Transaction Committee, dated December 23, 2021.

(c)(8) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Transaction Committee, dated January 11, 2022.

(c)(9) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Transaction Committee, dated February 4, 2022.

(c)(10) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated February 15, 2022.

(c)(11) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated March 17, 2022.

(c)(12) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Transaction Committee, dated March 22, 2022.

(c)(13) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated April 7, 2022.

(c)(14) Discussion Materials prepared jointly by Goldman Sachs & Co. LLC and Lincoln International and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated April 20, 2022.

(c)(15) Discussion Materials prepared by Goldman Sachs & Co. LLC and reviewed by the Board (other than the Recused Directors (as defined in the Proxy Statement)), dated May 17, 2022.

(d)(1) Agreement and Plan of Merger, dated as of May 24, 2022, by and among Corgi Bidco, Inc., Corgi Merger Sub, Inc., and Covetrus, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Limited Guarantee, dated May 24, 2022, by Clayton, Dubilier & Rice Fund XI, L.P. in favor of Covetrus, Inc.*

(d)(3) Limited Guarantee, dated May 24, 2022, by TPG Partners VIII, L.P. in favor of Covetrus, Inc.*

(d)(4) Limited Guarantee, dated May 24, 2022, by TPG Healthcare Partners, L.P. in favor of Covetrus, Inc.*

(d)(5) Support and Rollover Agreement, dated as of May 24, 2022, by and among Covetrus, Inc., CD&R VFC Holdings, L.P. and Corgi BidCo, Inc. (filed as Exhibit 10.1 to Covetrus, Inc.’s Current Report on Form 8-K, filed May 25, 2022 and incorporated herein by reference).

(d)(6) Investment Agreement, dated April 30, 2020, by and among Covetrus, Inc. and CD&R VFC Holdings, L.P. (filed as Exhibit 10.1 to Covetrus, Inc.’s Current Report on Form 8-K, filed May 1, 2020 and incorporated herein by reference).

(d)(7) Investment Agreement – Limited Waiver, dated as of May 19, 2022, by and among Covetrus, Inc. and CD&R VFC Holdings, L.P. (filed as Exhibit 10.1 to Covetrus, Inc.’s Current Report on Form 8-K, filed May 20, 2022 and incorporated herein by reference).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex D of the Proxy Statement).

(g) None.

107 Filing Fee Table.*

* Previously filed with the Schedule 13E-3 filed with the SEC on June 30, 2022.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 5, 2022.

COVETRUS, INC.

By:	/s/ Margaret B. Pritchard
Name: Margaret B. Pritchard
Title: General Counsel and Secretary

CORGI BIDCO, INC.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CORGI MERGER SUB, INC.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R CORGI HOLDINGS, L.P.

By: CD&R Investment Associates XI, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R VFC HOLDINGS, L.P.

By: CD&R Investment Associates IX, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE FUND IX, L.P.

By: CD&R Associates IX, Ltd.
Its: General Partner

By: CD&R Investment Associates IX, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE FUND IX-A, L.P.

By: CD&R Associates IX, Ltd.
Its: General Partner

By: CD&R Investment Associates IX, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R ADVISOR FUND IX, L.P.

By: CD&R Associates IX, Ltd.
Its: General Partner

By: CD&R Investment Associates IX, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R ASSOCIATES IX, L.P.

By: CD&R Investment Associates IX, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE FUND XI, L.P.

By: CD&R Associates XI, Ltd.
Its: General Partner

By: CD&R Investment Associates XI, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R ASSOCIATES XI, L.P.

By: CD&R Investment Associates XI, Ltd.
Its: General Partner

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES XI, LTD.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE, LLC

By:	/s/ Jillian C. Griffiths
Name: Jillian C. Griffiths
Title: Chief Financial Officer